AR/S

APR 15 2004

P.E. 12-31-03

2003 ANNUAL REPORT



REACH

GLOBAL SCALE • OFFSHORE EXECUTION • SEAMLESS PROCESS INTEGRATION • REAL-TIME ENTERPRISE

04026170

PROCESSED
APR 16 2004
THOMSON FINANCIAL

LIONBRIDGE TECHNOLOGIES, INC.

LIONBRIDGE


THE
LIONBRIDGE
GLOBAL
NETWORK
21 solution centers
in 10 countries
MARE PACIFICUM

The Lionbridge global infrastructure is a proven network of people, processes and systems that delivers scalable, high quality global programs for clients in all industries.

Lionbridge
Financial Highlights



160
140
120
100
80
60
40
20
0
millions of dollars
2000
2001
2002
2003

REVENUE

Continuing track record of year-on-year growth



.20
0.00
-0.20
-0.40
-0.60
-0.80
-1.00
in dollars
2000
2001
2002
2003

GAAP EPS

Expanding profitability



65%
63%
61%
59%
57%
55%
as a percentage of revenue
2000
2001
2002
2003

COST OF REVENUE

(EXCLUDING AMORTIZATION & DEPRECIATION)

Leveraging a global infrastructure



70
60
50
40
30
20
10
millions of dollars
2000
2001
2002
2003

OPERATING EXPENSES

(EXCLUDING COST OF REVENUE)

Driving bottom-line performance



Rory J. Cowan

Chairman and CEO,
Lionbridge Technologies, Inc.

Dear **Shareholders,**

2003 was a transformative year for Lionbridge, led by record revenue and profitability and positive momentum across the Company. We strengthened our balance sheet, expanded our offshore operations, grew our relationships with existing customers and won new accounts in a variety of industries.

Lionbridge is doing more than responding to market demand—we're expanding our competitive foothold in the outsourcing industry. We are combining advanced globalization, testing and development services with our global scale, program management excellence and offshore execution. It is this alignment of services that organizations rely on to manage their real time enterprise needs.

Financial Highlights

For 2003 we attained revenue of $141.7 million—representing a 20% increase over 2002. Continuing our track record of growth, we increased organic revenue by 16% for the year and began the integration of our acquisition in India.

We also transformed our balance sheet. We raised over $70 million in a follow-on public offering and paid down our subordinated debt and bank line in their entirety.

Our revenue growth, combined with the continued leverage of our global infrastructure, led to GAAP earnings of $0.06 per share—a year-over-year increase of $0.21 per share. Embedded in this performance is over $3.0 million of expenses related to our accelerated debt repayment and successful acquisition in 2003.

These financial and operational accomplishments position the Company for continued revenue and earnings expansion in 2004.

Pillars of Growth

We've aligned our business around the intersection of code and content skills that drive the global user interface. Whether it's a product, a web portal or a large-scale business application deployment—it's the global user interface that drives user adoption and return on investment. We help global organizations reduce costs and speed time to market.

In 2003 we built on these code and content capabilities and centered our business on three core pillars of strength—sales growth, offshore expansion and leverage of our fixed global infrastructure.

Sales growth: *We are winning new customers in the manufacturing, oil and gas and consumer industries.* At the same time, we are expanding our relationships with many of our large existing customers—from technology giants like HP and Microsoft, to consumer, industrial and life sciences customers such as Merck and Nestle. In fact, revenue from our top 25 customers grew 29% over the



We've aligned our business around the code and content skills that drive the global user interface.

prior year. By supporting the content-driven product requirements of our clients, we are solving the complex global challenges these organizations face.

From the rapid growth of offshore outsourcing to new collaboration between storage and content, it is clear that organizations are looking for solutions to manage the complexity and volume of code and content within their global enterprise. Lionbridge has enhanced our globalization and testing solutions to address this growing market need.

We expanded our alliances with leading content management providers, enabling clients to better manage their business critical content throughout their global organizations. We also expanded our VeriTest offering by adding a full scale Storage Area Networking test center. These capabilities extend our value and open new doors of opportunity as we help organizations assess, develop and manage their enterprise content challenges.

With enhanced service offerings that address the needs of today's real time enterprise, we are winning larger customer programs that embrace the lifecycle of code and content applications.

Offshore expansion: We added our 21st solution center in our 10th country with the addition of our Mumbai, India-based operation. We carefully selected an offshore organization that had the right combination of code and content expertise and proven capabilities for managing large scale client programs.

In 2004 this offshore expansion will play a critical role as we further align our organization, our offerings, and our operations to enhance our global networked production model. We combine our technologies, resources and processes to execute client activities seamlessly throughout the world, and across our globalization, testing and development solutions.

As we fortify this global networked production model with scalable offshore execution, Lionbridge gains a powerful capability to expand programs with existing customers, drive new efficiencies throughout our organization and gain continued competitive advantage.

Leveraging a global infrastructure: Over the past seven years, Lionbridge has built a global infrastructure that supports our service offerings—globalization, testing and development. Each offering is benefiting from the global operational model we put in place. Our vision has always been that customers would view these services as one integrated lifecycle process. This vision has become reality.

For many of our clients, globalization is becoming a "feature" in a development process. For example, software development is a core component of the eLearning content development process, and the processes of testing and maintaining code are intertwined. Lionbridge has the global infrastructure and breadth of outsourcing services to lead this evolution.

This year's annual report illustrates the benefits of our global scale, offshore execution, seamless process integration and the real time enterprise. You will see the value of our collaboration and services backbone that allows us to address a range of client needs across the global user interface. These strategic initiatives drive added value as we extend Lionbridge's reach to capitalize on new market opportunities.

Our results show our ability to bring business process outsourcing, IT services and offshore outsourcing together as a powerful integrated offering for global code and content.

Closing Thoughts

We accomplished a number of milestones in 2003 that reinforce our future growth. Our results show our ability to integrate business process outsourcing, IT services and offshore outsourcing as a powerful integrated offering for global code and content. These combined business models form the future of the global IT services industry.

The Lionbridge culture is distinct. We are powered by thousands of "global citizens" who bring together the ideal combination of geographic, technical, linguistic and management expertise for any global opportunity. Daily life at Lionbridge involves ongoing global travel, late night communications across time zones and consistent delivery of high-quality client service on-demand. Our employees embody the global culture that drives our success. This team is unique. It is focused. It is Lionbridge.

The opportunities for Lionbridge are more exciting than ever. With our continued dedication to global innovation, we are achieving our vision, executing our strategies and reaching beyond traditional boundaries to expand the value Lionbridge delivers for clients, shareholders and employees.

Sincerely,

Rory J. Cowan
Chairman and CEO
Lionbridge Technologies, Inc.

During the Age of Discovery,
early cartographers supplied the world's
explorers with a user interface that
enabled global exploration.




NetVista / ThinkCentro - Microsoft Windows
2000 および XP の正規製品版をインストールすると
USB 2.0 デ
ThinkPad R50/p - オプション・メモリー取り外し手順 (ビデオ)

TODAY LIONBRIDGE FULFILLS THAT SAME NEED FOR THE WORLD'S ENTERPRISES AS THEY **EXTEND THEIR GLOBAL REACH.**



We take **content and code** global

Reach. It's the critical difference between recognizing an opportunity and seizing it. A measure of the full scope of one's capabilities. The range of one's comprehension. The extent of one's influence. The one element that clearly separates a regional competitor from an established global enterprise.

Every company strives to extend its reach–to enter new markets, generate new growth, and deliver greater value to both clients and shareholders.

At Lionbridge, we're in the reach business. We've grown our business almost 40 percent in the past two years by helping global enterprises take their content and code global through our Globalization, Testing, Content Development and Application Development and Maintenance (ADM) services.

Sophisticated enterprises are recognizing that development, globalization, testing and maintenance are not discrete tasks, but interdependent functions of a single process. Moreover, today's global, "on-demand" business environment requires continuous updating of content and code throughout the technology and content lifecycles. These trends—along with the ever-present imperative to lower costs, improve quality, and accelerate time to market—are driving more organizations to outsource the management of their technology and content lifecycles to Lionbridge.

At Lionbridge, we've configured our organization, our offerings, and our operations to solve our clients' global market challenges. Our global scale, offshore execution, seamless process integration and real-time enterprise environments create the "global user interface"—that ideal state in which essential content and code remain accessible, intelligible, usable, relevant, and current... to any user, anywhere in the world.






INTEGRATION
OFFSHORE

"With Lionbridge managing their code and content lifecycles,
our clients gain the freedom and the agility to pursue their growth strategies wherever they lead."

—Tom Spel, Vice President, European Localization Operations


V1 V2
NOR X → X
SWE V2 → NOR V2
DAN V2
SPA V2 → BRA V2
GER V2 → DUT V2



We support programs of **any size and scale**

Imagine what it would be like if—in order to do business globally—every company had to develop and deploy its own global telephone network. The cost would be prohibitive. The effort would take years, if not decades. Even if a company could successfully build out a global network, it would be inflexible and costly to operate and maintain.

Today's companies face a similar communications challenge. They must take their content and code global, but require industry-scale resources and expertise to do it practically and affordably.

That's why organizations in all industries turn to Lionbridge. Our global infrastructure is complete with globalization experts, world-class developers, sophisticated testing labs, and skilled program management professionals. We have the scale and capacity to meet growing client needs.

It is not just our infrastructure that makes Lionbridge an attractive partner. It is also our process. We've created the means to perform "networked production"—to execute our process seamlessly using any combination of Lionbridge teams anywhere in the world. For example, client-facing program managers in the US may work with project managers in Ireland, who in turn work with development teams in India and testing teams at VeriTest labs in France—all for a single, cohesive client program.

It is this powerful global network that our clients rely on. With 21 solution centers in 10 countries, we bring all our clients' needs—geographic, budgetary, and technical—within reach. Global is core to Lionbridge–it enables us to deliver value to clients and shareholders alike as we extend our service offerings while expanding our track record of earnings growth.




STM
MODEL 2

"The greatest value Lionbridge delivers is its global process. As enterprise applications become more complex and distributed, and the pace of content change accelerates, we bring coherence and clarity on a worldwide basis."

—Tars Wong, Solution Center Manager, China

EFFICIENT REACH










ASIA
ex magna orbis terre descriptione Gerardi Mercatoris desumpta, studio et industria
G.M.
Iunioris.

We integrate **offshore resources**

At Lionbridge, global business is our business. That's why we operate a network of Lionbridge solution centers around the globe. That's also why we began executing client programs in Asia and Europe seven years ago. We understand the value of international market expertise and efficient, timely completion of global projects.

Every year we strengthen our offshore resources, most recently with our acquisition of India's premier provider of outsourced content and application development solutions. With the expansion of our solution center operations in India, Lionbridge has nearly 2000 highly skilled engineering, linguistic, management and development experts around the world.

By enriching our global presence, Lionbridge India enhances our ability to deliver offshore scale as we manage global client programs. Our sophisticated process satisfies our clients' need for both high-quality program management and cost-efficient offshore execution.

In addition, our new Indian solution center gives us a solid base of blue-chip clients to build on. We can now extend our globalization and testing services to new clients in markets such as corporate eLearning, while existing Lionbridge clients continue to rely on us for high quality, efficient and scalable services that span the lifecycle of their content and technology programs.


S.Lazaro
Oriens
India
Mien
Cachuchina
Mindanao
Delli
Mandao
Bengala
Orixa
Nidhi

Our recent expansion in India enables us to meet customer needs for high quality program management and low cost offshore execution.



"A technology application is only as successful as it is usable.
By ensuring global usability, we help clients maximize user compliance and adoption."

—Paul McBride, Vice President, VeriTest International Operations

Ancient explorers overcame many obstacles as they ventured to new worlds; some real, some imagined. Today Lionbridge helps clients overcome linguistic, technical and geographic boundaries to leverage a wealth of new global opportunities.



We overcome barriers of time, distance and process

Sometimes the best way to extend one's reach is not by reaching outward, but by reaching inward. At Lionbridge, we know that the key to effectively managing global programs is to become an extension of our clients' internal resources and processes. We've developed a technology and services backbone that allows us to integrate seamlessly with each client's environment to facilitate the management of content and code throughout the entire lifecycle.

That same seamless process integration is what brings our own global infrastructure together, enabling our geographically-dispersed teams to act as one. When a large technology and consumer electronics manufacturer needs a seamless globalization and testing program that spans onsite experts, near shore testing and offshore engineers, they can rely on Lionbridge. We deliver an integrated global program that reduces their costs and speeds their time to market.

Seamless process integration requires extensive technological skill. It also requires strong interactive program management skills across cultures. We remove the barriers and limitations that inhibit close interaction. As a result, we achieve greater client intimacy. Every client interaction throughout our organization exemplifies our commitment to excellence. The quality and professionalism of our people become more apparent and tangible. And as they do, the bonds of trust that must exist for a services business to succeed become stronger and stronger.

As a result, more than 70% of our revenue comes from clients who have worked with Lionbridge for over two years.



"We integrate seamlessly with our clients' environment and execute activities where we can drive the highest quality and value."

—Jay Sitaram, Vice President ADM and VeriTest India






BOSTON



We create solutions for an on-demand world

Whether you call it the "on-demand enterprise," the "adaptive enterprise," or the "web services model," the corporate business environment and its supporting technologies are changing.

With the tools to build greater variety into their products and sharply reduce time-to-market, companies now launch an endless stream of new models on a continuous basis, rather than at periodic intervals. The Internet allows organizations to stream and refresh content and products in a nonstop process. Software applications are no longer static, but dynamic activities that continue evolving long after their initial deployment.

In this real-time enterprise, where collaboration portals are as common as spreadsheets and Web-based ERP systems provide dashboard visibility to the flow of business as it happens, clients need a partner who can effectively manage the never-ending cycles of global code and content.

Lionbridge's services and delivery systems are built for the real-time enterprise. Our client interactions are based on continuous "micro-touches" throughout their technology and content processes. Our resources ramp up and subside along with the demand. In our globalization business, we've separated the linguistic activities from the global management process. We engage language experts with specific language and domain experience on an as-needed basis, while executing the engineering and programs management throughout the Lionbridge global network. Across all Lionbridge services, we provide a range of onshore, near-shore, and offshore development services according to our clients' ever-changing requirements.

As the business world continues its march from stepwise production to continuous processes, and as technology and services merge, Lionbridge keeps our clients' aspirations and objectives well within reach.



"We put the right solution in place based on each client's organizational readiness and technical and budget requirements.

As the global code and content expert, Lionbridge is a company clients can rely on to drive the highest value and quality while reducing overall costs."

—Miin Hwang, Director, International Business Management

We draw on our global infrastructure, process maturity, and deep expertise to manage client programs across geographic, cultural, and linguistic boundaries.



We deliver the **value of diversity**



In an increasingly global business environment, the value of diversity—in all its forms—is undisputed. Companies know that geographic diversity enables them to understand local markets and how best to serve them. A diverse employee population ensures a range of perspectives, ideas, and skill sets that can only enhance an organization's ability to innovate and stay competitive. But how many enterprises actually exemplify—and benefit from—the geographic, ethnic, and cultural diversity to which they aspire?

At Lionbridge, geographic scale and a diverse population of highly skilled employees comprise the foundation of our business. We are organized globally so we can effectively execute programs across geographic, linguistic and technical boundaries to meet each client's need. Our team in Ireland may be testing a Chinese deployment for a US client. Our Dutch consultants may be integrating content for a client program in Japan. Our U.S-based program managers may be centralizing an online support program across seven countries. This geographic and cultural diversity enriches our understanding of our clients, their markets, and their users. We ensure successful communication with customers, employees and partners around the world.

Our cultural and geographic diversity allows organizations like HP to shorten time to market while ensuring a common, high quality user experience across multiple product lines. It allows companies like Merck to gain the benefits of offshore efficiency and high quality, onsite program management. And it gives Pearson the power to seamlessly deliver corporate eLearning programs across multiple end markets.

At Lionbridge diversity is more than just a cultural ideal. It is our business—enabling us to deliver the global programs our clients rely on while delivering the profitability our shareholders expect.














Report of Independent Accountants

To the Board of Directors and Stockholders of Lionbridge Technologies, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Lionbridge Technologies, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003 (not presented herein) appearing in the Company's 2003 Annual Report on Form 10-K; and in our report dated January, 28, 2004, we expressed an unqualified opinion on those consolidated financial statements. Our report indicated that the Company changed its method of accounting for goodwill and other intangible assets effective January 1, 2002.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

Boston, Massachusetts
January 28, 2004

Lionbridge Technologies, Inc.

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 29,496	$ 10,916
Restricted cash	338	352
Accounts receivable, net	24,653	17,303
Work in process	8,609	6,062
Other current assets	2,188	2,054
Total current assets	65,284	36,687
Property and equipment, net	4,445	5,013
Goodwill	34,994	15,142
Other intangible assets, net	191	551
Other assets	1,076	771
Total assets	$105,990	$ 58,164
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt	$ –	$ 3,215
Accounts payable	8,318	8,570
Accrued expenses and other current liabilities	14,278	14,415
Deferred revenue	3,850	3,753
Total current liabilities	26,446	29,953
Long-term debt, less current portion and discount of $2,288	–	24,728
Other long-term liabilities	1,914	1,769
Stockholders' equity:		
Accumulated deficit	(106,029)	(108,561)
Other stockholders' equity	183,659	110,275
Total stockholders' equity	77,630	1,714
Total liabilities and stockholders' equity	$105,990	$ 58,164

See accompanying Notes to Condensed Consolidated Financial Statements.

Lionbridge Technologies, Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands, except per share amounts)

	For the Years Ended December 31,		
	2003	**2002**	**2001**
Revenue	$ 141,706	$ 118,319	$ 101,204
Operating expenses:			
Cost of revenue (exclusive of depreciation and amortization shown separately below)	85,859	71,272	63,123
Sales and marketing	12,983	11,600	11,342
General and administrative	29,666	29,396	30,521
Research and development	613	1,194	2,297
Depreciation and amortization	3,298	3,027	3,861
Amortization of acquisition-related intangible assets	470	528	6,651
Merger, restructuring and other charges	943	—	2,853
Stock-based compensation	421	851	565
Total operating expenses	134,253	117,868	121,213
Income (loss) from operations	7,453	451	(20,009)
Interest expense:			
Interest on outstanding debt	1,893	3,189	2,453
Accretion of discount on debt	356	610	839
Accelerated recognition of discount and deferred financing costs on early repayment of debt	2,139	—	—
Interest Income	(89)	(35)	(127)
Other expense, net	288	1,534	838
Income (loss) before income taxes	2,866	(4,847)	(24,012)
Provision for (benefit from) income taxes	334	(62)	439
Net Income (loss)	2,532	(4,785)	(24,451)
Net income (loss) per share of common stock:			
Basic	$ 0.07	$ (0.15)	$ (0.83)
Diluted	$ 0.06	$ (0.15)	$ (0.83)
Weighted average number of shares outstanding:			
Basic	37,406	31,632	29,528
Diluted	40,551	31,632	29,528

See accompanying Notes to Condensed Consolidated Financial Statements.

Lionbridge Technologies, Inc.

Condensed Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,		
	2003	**2002**	**2001**
Cash flows from operating activities:			
Net income (loss)	$ 2,532	$ (4,785)	$ (24,451)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Amortization of acquisition-related intangible assets	470	528	6,651
Stock-based compensation and debt financing costs	609	851	565
Accretion of discount on debt	356	610	839
Accelerated recognition of discount and deferred financing costs on early repayment of debt	2,139	—	—
Impairment of long-lived assets	—	—	336
Depreciation and amortization	3,298	3,027	3,861
Provision for doubtful accounts	40	(229)	520
Other	34	(7)	51
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(3,930)	1,379	2,409
Work in process	(1,829)	(1,306)	3,463
Prepaid expenses and other assets	231	103	6,370
Accounts payable	(2,006)	1,245	981
Accrued expenses	(3,014)	(50)	(7,794)
Deferred revenue	(536)	(151)	(520)
Net cash provided by (used in) operating activities	(1,606)	1,215	(6,719)
Cash flows from investing activities:			
Purchases of property and equipment	(1,224)	(1,449)	(1,402)
Proceeds from sale of property and equipment	—	98	—
Payments for businesses acquired, net of cash acquired	(21,986)	(2,167)	718
Net cash used in investing activities	(23,210)	(3,518)	(684)
Cash flows from financing activities:			
Net increase (decrease) in short-term debt	(18,167)	400	3,278
Payments of long-term debt	(11,998)	—	(1,063)
Proceeds from issuance of common stock under option and employee stock purchase plans	2,743	248	260
Proceeds from other issuances of common stock	70,387	—	253
Other	(180)	(8)	(223)
Net cash provided by financing activities	42,785	640	2,505
Net increase (decrease) in cash and cash equivalents	17,969	(1,663)	(4,898)
Effects of exchange rate changes on cash and cash equivalents	611	868	(132)
Cash and cash equivalents at beginning of year	10,916	11,711	16,741
Cash and cash equivalents at end of year	$ 29,496	$ 10,916	$ 11,711

See accompanying Notes to Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements

The accompanying condensed consolidated financial statements as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, are derived from the consolidated financial statements of the Company, which are included in the Company's Annual Report on Form 10-K. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes included in the Company's Annual Report on Form 10-K.

Corporate Information

Stock Symbol: NASDAQ:LIOX

Reports
Lionbridge quarterly and annual reports, including Forms 10-Q and 10-K, are available at www.lionbridge.com.

Annual Meeting
The annual meeting is May 18, 2004, at Lionbridge headquarters located at 1050 Winter Street, Suite 2300 Waltham, MA, at 10:00 a.m.

Investor Relations
Lionbridge Technologies, Inc.
Phone: 718.434.6190
Fax: 781.434.6034

Registrar and Transfer Agent
American Stock Transfer & Trust Company
250 Broadway, 14th Floor
New York, NY 10007
212.659.2200

Independent Accountants
PricewaterhouseCoopers LLP
One Post Office Square
Boston, MA 02109
617.478.5000

Corporate Counsel
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, MA 02110
617.248.7000

Worldwide Solution Centers

Corporate Headquarters
1050 Winter Street
Suite 2300
Waltham, MA 02451
Phone: 781.434.6000
Fax: 781.434.6034

Asia
Beijing, China
Mumbai, India
Tokyo, Japan
Seoul, Korea

Europe
Paris, France
Valbonne, France
Rendsburg, Germany
Ballina, Ireland
Dublin, Ireland
Galway, Ireland
Amsterdam, The Netherlands

North America
Los Angeles, CA
San Francisco, CA
Boulder, CO
Ft. Collins, CO
Boise, ID
Framingham, MA
Oakdale, MN
Morrisville, NC
Bellevue, WA

South America
São Paulo, Brazil

Corporate Leadership

Rory J. Cowan*
Chairman and CEO

Stephen J. Lifshatz*
Chief Financial Officer

Myriam Martin-Kail*
Chief Operating Officer

Paula Shannon*
Chief Sales Officer

Henri Broekmate*
Senior Vice President, Global Client Services

Michele Erwin
Vice President, Human Resources

David Flanagan
Chief Information Officer

Robin Lloyd
Vice President, Marketing and Channel Management, Globalization

Margaret A. Shukur
General Counsel & Secretary

Jay Sitaram
Vice President, ADM and VeriTest India

Katrina Teague
Vice President, Marketing and Solutions, VeriTest

*"Executive Officer" under Section 16 of the Securities Exchange Act of 1934

Board of Directors

Rory J. Cowan
Chairman and CEO, Lionbridge Technologies, Inc.

Edward A. Blechschmidt
Former Chairman and Chief Executive, Gentiva Health Services, Former CFO, Unisys Corp.

Guy L. de Chazal
Managing Director, Morgan Stanley & Co., Incorporated

Paul A. Kavanagh
European Industry Consultant

Claude P. Sheer
Former President, Ziff Davis Media, Partner, Barn Ventures, LLC

Publications of interest to current and potential Lionbridge investors are available without charge. These include this Annual Report as well as Lionbridge's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the Securities and Exchange Commission. Requests should be made to: Investor Relations, Lionbridge Technologies, Inc. 1050 Winter Street, Suite 2300, Waltham, Massachusetts, 02451; e-mail: Investor_Relations@lionbridge.com. General company information is also available on our Web site at www.lionbridge.com.

Lionbridge, the Lionbridge logo and VeriTest are trademarks of Lionbridge Technologies, Inc. Other companies, products and services mentioned in the Annual Report are trademarks or service marks of the respective owners.

Design: www.LaborDayCreative.com Photography: www.RobertSevari.com; www.VineshGandhi.com; www.QuentinStudio.com; www.RogerCremers.nl; www.MCMPhoto.com

LIONBRIDGE

www.lionbridge.com